March 5, 2010
VIA EDGAR CORRESPONDENCE
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Re:	DynCorp International Inc. Form 10-K for Fiscal Year Ended April 3, 2009 Filed June 11, 2009 Form 10-Q for Fiscal Quarter Ended October 2, 2009 Filed November 9, 2009 File No. 001-32869
Dear Ms. Collins:
Thank you for your letter dated January 29, 2010 to Mr. Michael J. Thorne related to the Securities and Exchange Commission’s (“Commission”) comments on DynCorp International Inc.’s Form 10-K for the fiscal year ended April 3, 2009 and Form 10-Q for fiscal quarter ended October 2, 2009. I am responding to your letter as Vice President — Controller of DynCorp International LLC, the wholly owned operating company of DynCorp International Inc. DynCorp International Inc. appreciates the need for full and fair disclosure to investors and welcomes suggestions for enhancing the overall disclosures contained in its periodic filings with the Commission.
Attached are DynCorp International Inc.’s responses to each of your specific comments. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Thank you for your consideration of our responses and observations to your comments.
Pursuant to your request, DynCorp International Inc. hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1610.
Sincerely,

/s/ Bradley G. Graham
Bradley G. Graham
Vice President-Controller

cc: Gregory S. Nixon, Senior Vice President, General Counsel & Chief Compliance Officer
cc: Michael J. Thorne, Senior Vice President and Chief Financial Officer

DynCorp International Responses
Form 10-K for Fiscal Year Ended April 3, 2009
Item 1. Business, page 3
Comment 1
You have indicated that 96% of your revenues were generated from the U.S. government and we noted that you specially identify several multi-year contracts you consider to be material. Please provide us with your analysis as to whether you were substantially dependent on one or more of these contracts during the last two years and whether the contracts are required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response
We respectfully submit that we do not believe that our business is substantially dependent upon any one of our contracts. Accordingly, we do not believe that we are required to file such agreements as exhibits to our periodic reports.
Our business is comprised of numerous contracts, primarily with U.S. government agencies. While certain contracts are responsible for driving revenue growth in our business over the last two years, our business is not substantially dependent upon any one of our 56 contracts for the following reasons:
•	In the normal course of business we regularly win and lose contracts based on various factors, including but not limited to, the competitive bid process, the timing or nature of services required and the customer’s preference or history with incumbents or new service providers.

•	Revenue from our significant government contracts may vary year to year due to the nature, duration or available funding of the task orders issued under those contracts.

•	We do not have significant tangible assets tied to any one contract and a substantial portion of our cost of services is labor that is not tied to long-term contracts making our business scalable; therefore, while any lost contract will contribute to lost revenue and associated gross profit, it will not have a material effect on the Company’s ability to continue operations.
Comment 2
In your future filings, please include the SEC’s Public Reference Room address, where investors may read and copy the materials you file, as required by Item 101(e)(2) of Regulation S-K.
Response
In our future filings, we will include the SEC’s Public Reference Room address.
Item 2. Properties, page 22
Comment 3
We note that you have not filed any lease agreements. Please tell us how you determined that none of the lease agreements for the major facilities listed on page 22 is required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.
Response
We believe that none of our leases for the facilities listed on page 22 of the fiscal year 2009 Form 10-K are material. On an individual basis, no lease had future annual minimum rental payments of more than $2.2 million, or approximately 2.1% of total fiscal year 2009 SG&A (SG&A expenses were approximately $104 million in fiscal year 2009).

We also considered that the premises occupied in the disclosed facility leases on page 22 do not have particularly unique characteristics, and we believe that we could readily replace the premises (both the rented square footage and rental rates) if that was required due to early termination or otherwise.
Accordingly, the Company concluded that the listed leases were not material, financially or operationally, for purposes of Item 601(b)(10)(ii)(D) of Regulation S-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impairment of Goodwill, Page 44
Comment 4
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:
•	the percent by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
Response
For the fiscal year ended April 3, 2009, we had eight reporting units, including the GLS reporting unit which had no allocated goodwill. Of our seven reporting units that had allocated goodwill, all but one had estimated fair values that substantially exceeded their carrying values. That one reporting unit had an estimated fair value approximately equal to its carrying value and had allocated goodwill of $11.7 million as of April 3, 2009. We performed step two of the goodwill impairment test, which did not result in impairment for the reporting unit. The fair value of this reporting unit was low due to certain loss contracts that were expected to be completed during fiscal 2010. The potential events that could affect the assumptions we used to determine fair value would be the loss of significant contracts that are expected to generate positive future cash flows or a significant increase in the estimated losses on the contracts that were near completion. As disclosed in our quarterly filings, in fiscal year 2010 our business structure was reorganized to better align with strategic markets and to streamline our infrastructure, resulting in a change in segments and reporting units.
In future filings we will make the recommended disclosures if the estimated fair value of reporting units do not substantially exceed their carrying value. Based on our preliminary estimates for fiscal 2010, we expect the estimated fair values of our reporting units to substantially exceed their carrying values.
In addition, we will include disclosure similar in scope and content to the following, subject to modification as appropriate, within the discussion of impairment of goodwill to explain how our change in segment reporting affected our allocation of goodwill:
As announced on April 6, 2009, we changed from reporting financial results on the three segments utilized in fiscal year 2009 to reporting three new segments beginning with fiscal year 2010. The goodwill carrying value was reallocated to the three new operating segments using a relative fair value approach based on the new reporting unit structure. Under the new structure, we have six reporting units, two of which have no allocated goodwill carrying value. The remaining four reporting units were allocated goodwill based on relative fair values as required under ASC 350 — Intangibles-Goodwill and Other, all of which had estimated fair values that substantially exceeded their carrying values.
Item 8. Financial Statements and Supplemental Data
Notes to the Consolidated Financial Statement
Note 15 — Related Parties, Joint Ventures and Variable Interest Entities
Joint Ventures, page 75
Comment 5
We note that you consolidate DIFZ as you are the primary beneficiary. We also note your disclosure on page 75 which indicates that “currently, all DIFZ revenue and costs are eliminated through our consolidation process.” Please tell us how your accounting complies with paragraph 29 of ARB 51.
Response
We believe our disclosure complies with ASC 810-10-45-19 [formerly ARB 51, paragraph 29]. DIFZ provides employee leasing services in support of the Company’s international operations. Because we are DIFZ’s sole customer, all DIFZ revenue and costs, which represent intercompany activity, are eliminated in consolidation. DIFZ bills us on a per head basis using fully loaded costs, which includes general and administrative costs. Therefore, there are no revenue or cost associated with DIFZ that are not eliminated in consolidation.
In future filings, we intend to include disclosure similar in scope and content to the following, subject to modification as appropriate:
Our joint venture, DIFZ, provides us employee staffing services in support of certain of our contracts. DIFZ bills us on a per head basis for this intercompany support. We eliminate this intercompany activity in consolidation.
Item 9A. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 83
Comment 6
We note your statement that no “significant changes” in your internal control over financial reporting occurred during the most recently completed fiscal quarter that materially affected your internal control over financial reporting. Please note that Item 308(c) of Regulation S-K requires disclosure of “any change” in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if true, that there were no such changes and provide us with a representation that you will provide conforming disclosure in future filings.
Response
We respectfully confirm that, during the quarter ended April 3, 2009, there were no such changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, we will provide conforming disclosure.

Part III, page 85
Comment 7
Each item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.
Response
In future filings, we will ensure that Part III disclosure identifies by title the section of our definitive proxy statement from which we are incorporating by reference the required disclosure, or will otherwise clearly identify the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b).
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 15, 2009)
Compensation Discussion and Analysis, Page 12
Comment 8
We note that your compensation philosophy is to provide pay opportunities and a compensation program that are “slightly above the median results of the market analysis,” which includes a custom peer group of comparator companies. However, your discussion of the various elements of compensation, such as base salaries and incentive bonus compensation, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. Please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for the variations.
Response
In setting compensation amounts for each NEO, the Compensation Committee begins with considering base salary relative to each NEO’s position, experience and comparative market data. Annual base salary merit adjustments are set based on evaluation of individual performance and consideration of comparative market data. Incentive bonus compensation targets and equity-based compensation grants are then set based on a percentage of base salary with consideration of comparative market data and achievement of total compensation targets.
For each element of compensation, set amounts and actual amounts paid were lower than the targeted compensation range, as described in our response to Comment #9, primarily due to the following considerations:
•	a NEO’s initial compensation starting at levels below target when hired or promoted due to limited prior experience at that new position;

•	the impact of Class B equity based compensation on our NEO’s total compensation as described below; and

•	consideration of the percentage increase in annual base compensation during the period of their employment.
Given satisfactory performance evaluations, over time our goal is to align all NEO’s total compensation with our targeted compensation percentile range. However, the consideration factors noted above may create an alignment period extending over multiple fiscal years.
For fiscal year 2009, our actual incentive bonus compensation was solely determined based on the Company’s actual performance as compared to performance targets as further described in our response to Comment #11.
We currently have two types of share-based payment awards, restricted stock units (“RSUs”) and Class B Interests in DIV Holding LLC (“Class B Interests”). The Class B Interests were primarily issued during periods prior to our

IPO and were subject to either four-year or five-year vesting schedules. Class B Interests were granted with no exercise price or expiration date. For fiscal year 2009, all of our NEOs, except Mr. Ballhaus, had Class B Interests. It has been our policy to exclude NEOs who had received Class B Interests from receiving new RSU grants as the Class B Interests represented significant compensation consistent with our targeted compensation for long-term equity. In future periods NEOs who had received Class B Interests will begin to receive RSUs as Class B Interests become completely vested. Because Class B Interests are treated as equity awards and are thus not subsequently remeasured, the value shown for equity-based compensation to our NEOs is based on the historic issuance price, which was lower than current RSUs remeasured at our current stock price. This can create variances in stock compensation resulting from the accounting for these awards rather than true economic realization by our NEOs.
In future filings, we will clarify our disclosure consistent with this response.
Comment 9
It appears from your disclosure that individual performance and the achievement of personal goals were also considered in setting compensation levels, though you have not included a discussion of how individual performance affected compensation for each of the named executive officers. Please describe the elements of individual performance that were taken into consideration in establishing, for example, base salaries and incentive bonus compensation, and any other element of compensation for which individual performance was a factor. Refer to Item 402(b)(2)(vii) of Regulation S-K.
Response
Personal performance is typically only significant in base pay merit adjustments. Adjusted annual base salaries are also referenced to comparative market data to ensure market alignment and overall consistency with our compensation policy. The impact on base pay merit adjustments for each NEO can be seen in our Summary Compensation Tables on page 21 and reflects favorable overall assessments of performance for each NEO. The Compensation Committee considers, among other performance standards, the NEO’s contributions in assisting the Company in meeting its financial targets, improving operational efficiencies, creating and executing a clear strategy, leading and overseeing major projects, creating a winning culture, compliance, and safety. For fiscal year 2009 each NEO’s salary remains below our targeted range of the median to sixtieth percentile as indicated in our compensation policy as described in our response to Comment #8.
The Compensation Committee may consider individual performance in regards to actual incentive compensation. This authority is provided to allow the Compensation Committee flexibility to recognize unusual circumstances that merit adjustments to calculated compensation. However, for fiscal year 2009, the Compensation Committee did not exercise any discretionary adjustments that impacted the final calculation for actual incentive compensation payouts. For further explanation regarding the calculation of incentive compensation payout, see our response to Comment #11.
In future filings, we will clarify our disclosure consistent with this response.
Comment 10
We note your statement on page 13 that in determining the adequacy of the executive compensation package, you consider total cash compensation and total direct compensation, as defined by you, compared to the median results of the market analysis. Please clarify to what extent decisions regarding each element of compensation affects decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.
Response
We respectfully direct the Staff’s attention to our response to Comment #8, which clarifies to what extent decisions regarding each element of compensation affects decisions regarding other elements. In future filings we will endeavor to make this disclosure more prominent.

Incentive Bonus Compensation, page 14
Comment 11
Please expand your disclosure to specifically address how actual incentive bonus compensation was determined given that all performance targets for fiscal year 2009 were exceeded. Clarify whether discretionary action was exercised by the Compensation Committee and what role the achievement or non-achievement of personal goals played with respect to payouts under the Executive Incentive Plan.
Response
Our actual incentive bonus compensation was solely determined based on the Company’s actual performance as compared to targeted performance for fiscal year 2009. The Compensation Committee did not (i) exercise any discretion with respect to payouts or (ii) consider the achievement or non-achievement of personal goals when granting incentive bonus compensation under the Executive Incentive Plan for fiscal year 2009. For fiscal year 2009, our financial performance criteria for our NEOs included certain performance metrics, as disclosed in the section titled “Incentive Bonus Compensation”, for which an excerpt is provided below:

		Performance Targets	Weighting of	Actual Results (for
Fiscal Year Ended	Performance Metric	for Fiscal Year	Performance Metrics	the Fiscal Year)
April 3, 2009	EBITDA	$214 million	50%	$221 million
	Revenue	$2.950 billion	25%	$3.101 billion
	DSO	75 days	25%	72 days
Since all performance metrics were exceeded, actual incentive compensation for each NEO was higher than target. Actual incentive compensation for exceeded performance metrics is calculated using a pre-defined formula comparing actual to targeted results resulting in a potential payout ranging from 0% to 200% of each NEO’s target bonus percentage. For fiscal year 2009, actual incentive bonus compensation was calculated for each NEO based on the following method:
[each NEO’s percentage of base salary eligible for incentive compensation (e.g. Mr. Ballhaus eligible percentage was 100%)] multiplied by [each NEO’s actual base salary (e.g. Mr. Ballhaus’ base salary was $650,000)] multiplied by [each performance metric’s multiplier (e.g. DSO was 25%)] multiplied by [the pre-defined ratio of each performance metric’s actual vs. targeted performance (e.g. DSO of 72 days resulted in a 150% payout for that metric)].
For fiscal year 2009, actual performance resulted in an approximate 125% payout for each NEO’s target bonus percentage.
In future filings, we will clarify our disclosure consistent with this response.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 15, 2009
Security Ownership of Certain Beneficial Owners, Page 5
Comment 12
In your future filings, please disclose the number of shares beneficially held by your officers and directors as a group. Refer to Item 403(b) of Regulation S-K.
Response
In future filings, we will disclose the number of shares beneficially held by our officers and directors as a group in the table included in the section titled “Security Ownership of Certain Beneficial Owners”.

Form 10-Q for Fiscal Quarter Ended October 2, 2009
Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 40
Comment 13
We note your disclosures on page 18 where you indicate that the Company became aware of certain payments that may have raised compliance issues under the Foreign Corrupt Practices Act and that you are evaluating your internal policies and procedures in an effort to improve your compliance procedures. Please tell us when these payments were initially made and when you first became aware of the nature of the payments. Further, tell us how you considered this incident of possible noncompliance when assessing the effectiveness of your disclosure controls and procedures.
Response
The payments that raised compliance concerns under the U.S. Foreign Corrupt Practices Act (the “FCPA”) were initially made in March 2009. The Company’s management learned about the payments in late May 2009, at which time it initiated an investigation. By the end of October 2009, the Company determined that there were possible compliance issues regarding the nature of the payments.
We have assessed this incident by evaluating the disclosure controls and procedures that brought such a matter to management’s attention, the materiality of such payments from a financial point of view, and the extent of remediation (both financially and operationally) involved in refining the control environment. With respect to our assessment of the disclosure controls and procedures, we considered matters such as the timing of the payments, the purpose of the payments and the promptness of the discovery of the payments. With respect to our assessment of the internal control over financial reporting, the extent of such payments was immaterial, as we disclosed in our second quarter Form 10-Q. We assessed the potential for other such transactions and concluded the risk of any additional material transactions, either individually or in aggregate, was less than probable.
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